08031910

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12242

SEC Mail Processing Section
MAY 29 2008
Washington, DC
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daiwa Securities America Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Square -32 Old Slip
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Yannotti — 212-612-6322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

DAIWA

Financial Square • 32 Old Slip • New York, NY 10005-3538

Daiwa Securities America Inc.

Tel: (212) 612-7000 Fax: (212) 612-7100

Contents of Report

This report ** contains (check all applicable boxes)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (l) An oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.
- ☒ (p) Supplementary Schedules, pursuant to CFTC Regulations.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Member of All Major Exchange

DAIWA

Financial Square • 32 Old Slip • New York, NY 10005-3538

Daiwa Securities America Inc.

Tel: (212) 612-7000 Fax: (212) 612-7100

May 27, 2008

State of New York }
} ss:
County of New York }

We, the undersigned, officers of Daiwa Securities America Inc., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of March 31, 2008, are true and correct. We further affirm that accounts of officers and directors are included in receivable from and payable to customers and, in the aggregate, are not significant.

In addition, as members or allied members of the New York Stock Exchange, Inc., we affirm that the attached financial statements and supplementary schedules as of March 31, 2008, will promptly be made available to those Daiwa Securities America Inc. members and allied members whose signatures do not appear below.

Takeaki Mori
Co-President and Co-Chief Operating Officer

Richard G. Beggs
Co-President and Co-Chief Operating Officer

Alexander Yannotti
Executive Vice President,
Chief Financial Officer and Treasurer

ALFRED S. PENNISI
Notary Public, State of New York
No. 30-4772601
Qualified in Nassau County
Certificate filed in New York County
Commission Expires 7/30/10

Subscribed and Sworn to
before me this 27th day of May 2008

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder
Daiwa Securities America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Securities America Inc. (a wholly owned subsidiary of Daiwa America Corporation) (the Company) as of March 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daiwa Securities America Inc. as of March 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

May 27, 2008

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Financial Condition

March 31, 2008

(In thousands, except share data)

Assets

Cash and cash equivalents	$	141,644
Cash and securities segregated for regulatory purposes		194,742
Securities purchased under agreements to resell		9,828,249
Securities borrowed		8,963,873
Securities owned, at fair value		5,201,302
Receivable from brokers, dealers, and clearing organizations		3,975,408
Receivable from customers		854,009
Receivable from affiliates		6,474
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $42,696		7,241
Exchange memberships, at cost (market value, $6,206)		1,502
Other assets		163,666
Total assets	$	29,338,110

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	19,169,405
Payable to brokers, dealers, and clearing organizations		4,375,706
Securities sold, but not yet purchased, at fair value		3,132,125
Securities loaned		1,358,866
Payable to customers		569,208
Payable to Parent and affiliates		153,129
Loans payable		43,779
Accounts payable and accrued liabilities		172,250
		28,974,468
Commitments, contingencies and guarantees:		
Subordinated borrowings		200,000
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		4,402
Retained earnings		59,240
Total stockholder's equity		163,642
Total liabilities and stockholder's equity	$	29,338,110

See accompanying notes to the statement of financial conditions.

(1) Organization

Daiwa Securities America Inc. (the Company) is a wholly owned subsidiary of Daiwa America Corporation (the Parent). The Parent is a wholly owned subsidiary of Daiwa Securities Group Inc. (Daiwa Tokyo), a Japanese holding company. A majority-owned subsidiary of Daiwa Tokyo, Daiwa Securities SMBC Co. Ltd. (DS SMBC), operates as a registered Japanese securities firm and clears transactions for the Company in Japan.

The Company is a registered broker-dealer and futures commission merchant (FCM) and is a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc., and other principal exchanges. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. Management does not believe that actual results will differ materially from these estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and investments in overnight money market mutual funds with original maturities of three months or less.

(c) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under U.S. generally accepted accounting principles.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company.

(d) Securities Owned, Securities Sold, But Not Yet Purchased

Securities owned, securities sold, but not yet purchased, open futures contracts, and open options contracts are valued at fair value using quoted market prices. Principal transactions are recorded on a trade-date basis.

(e) Office Furniture, Equipment, and Leasehold Improvements

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

(g) Recently Adopted Accounting Pronouncements

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109*. FIN 48 establishes threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on April 1, 2007 did not have an impact on the Company's financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Early application is permissible only if no annual or interim financial statements have been issued for the earlier periods. The adoption of SFAS 157 on April 1, 2008 did not have a material impact on the Company's financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 provides an option under which a company may irrevocably elect fair value as the initial and subsequent

measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS 159 is effective for fiscal years beginning after November 15, 2007, or April 1, 2008 for the Company. The Company did not make any elections under SFAS 159 at April 1, 2008.

(3) Cash and Securities Segregated for Regulatory Purposes

Cash of $29,742,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $165,000,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

(4) Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2008, the Company has accepted securities with market values of approximately $25,228,192,000 under resale agreements and pledged securities with market values of approximately $34,481,874,000 under repurchase agreements, prior to the application of FASB Interpretation No. 41 (FIN 41), *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FIN 41. At March 31, 2008, the Company's assets and liabilities were netted by approximately $15,353,391,000 as a result of the application of FIN 41.

As of March 31, 2008, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2008. These repledged securities have been used in the normal course of business.

(5) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2008, the Company has received securities with a market value of approximately $8,877,077,000 related to its securities borrowed transactions and pledged approximately $1,342,035,000 related to its securities loaned transactions.

As of March 31, 2008, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these

securities as of March 31, 2008. These repledged securities have been used in the normal course of business.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2008, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	3,710,248
Net receivable for trades pending settlement		202,744
Clearing organizations		55,568
Other		6,848
	$	3,975,408
Payable to brokers, dealers, and clearing organizations:		
Securities failed to receive	$	4,358,720
Other		16,986
	$	4,375,706

(7) Securities Owned and Securities Sold, But Not Yet Purchased

At March 31, 2008, securities owned and securities sold, but not yet purchased consisted of the following (in thousands):

Securities owned, at fair value:		
U.S. government and agency obligations	$	3,299,408
U.S. government and agency mortgage-backed obligations		1,807,983
Corporate stock		84,909
Options		1,798
Other		7,204
	$	5,201,302
Securities sold, but not yet purchased, at fair value:		
U.S. government and agency obligations	$	3,115,444
Corporate stock		9,176
Options		2,236
Other		5,269
	$	3,132,125

The Company's counterparties to its repurchase agreements have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2008, the Company has pledged approximately $4,552,749,000 of proprietary securities owned related to the Company's collateralized financing transactions.

(Continued)

(8) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(9) Loans Payable

Loans payable primarily consists of two overnight loans in the amount of $25,000,000 and $8,600,000. These loans are primarily used to finance the Company's securities operations. In addition, the Company has a $10,026,000 loan payable to Daiwa Tokyo. The loan is denominated in yen, has a face value of ¥1 billion, and a maturity date of May 12, 2008.

The Company also has two letters of credit in the amounts of $30,000,000 and $5,000,000 issued by a third-party bank. These letters of credit are used to reduce collateral pledged related to repurchase agreements with the counterparties. As of March 31, 2008, these letters of credit have not been drawn down.

(10) Subordinated Borrowings

As of March 31, 2008, the Company has two subordinated notes payable to the Parent of $50,000,000 and $150,000,000, which are due on April 3, 2010 and May 31, 2009, respectively. Both of the notes are treated as equity, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the notes is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts.

Each of the notes bears interest at rates based on the London Interbank Offered Rate (LIBOR) plus 25 basis points. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

(11) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under noncancelable lease agreements expiring at various dates through the year ending March 31, 2013. Minimum rentals, excluding escalation, under these lease agreements are approximately as follows (in thousands):

	Occupancy leases	Subleases
Year ending March 31:		
2009	$ 5,688	2,038
2010	5,502	2,038
2011	2,399	849
2012	195	—
2013	49	—

(Continued)

The Company is involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

(12) Net Capital Requirements

The Company is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,000,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 8% of customer margin requirements and 4% of noncustomer margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange (CME), which requires all clearing members to maintain minimum net capital of $2,500,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greater of 120% of the CME requirement, 5% of aggregate debits, or 110% of (c) above. At March 31, 2008, the Company had net capital of $172,941,000, which was $147,762,000 in excess of the minimum net capital required under Rule 15c3-1.

(13) Income Taxes

The significant components of the Company's net deferred tax assets at March 31, 2008 are as follows (in thousands):

Deferred tax assets:		
Depreciation	$	5,366
Deferred compensation		330
Other		475
Total gross deferred tax assets		6,171
Less valuation allowance		—
Net deferred tax assets	$	6,171

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination, are as follows:

U.S. Federal	2005 and later
New York State	2005 and later
New York City	2005 and later

The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company believes that it is more likely than not that all of the deferred tax assets will be realized against future taxable income and, as such, has no valuation allowance at March 31, 2008.

(Continued)

(14) Related-Party Transactions

In conducting its business, the Company engages in various transactions with the Parent and affiliated companies. The balances related to these transactions as of March 31, 2008 are as follows (in thousands):

Assets:		
Securities purchased under agreements to resell	$	2,275,277
Securities borrowed		386,254
Receivable from brokers, dealers, and clearing organizations		598,973
Receivable from affiliates		6,474
Other assets		1,451
Liabilities:		
Securities sold under agreements to repurchase	$	2,382,804
Payable to brokers, dealers, and clearing organizations		17,596
Securities loaned		233,618
Payable to customers		11,396
Payable to Parent and affiliates		153,129
Loans payable		10,026
Accounts payable and accrued liabilities		1,331
Subordinated borrowings	$	200,000

(15) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after six months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(16) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified

in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at fair value.

Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in securities owned and securities sold, but not yet purchased.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S.-based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(Continued)

(17) Fair Value Information

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, or are subject to repricing. All other financial instruments are stated at fair value.

(18) Exchange Membership Shares

The Company is a clearing member of the CME. During the fiscal year, the CME and the Chicago Board of Trade merged. After the merger the Company is required to hold 12,000 shares of the combined entity CME Group. During the fiscal year, the Company sold 10,333 shares.

The NYSE merged with Archipelago Holdings and began trading as a public company in March 2006. The Company received 80,177 shares of NYSE Group (NYX) at a cost of $65.18 per share from the merger. The Company is restricted from selling the shares during a three-year restriction period, which is reduced by one-third annually for the three years following the merger. During the fiscal year, the Company sold 26,725 shares.

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

March 31, 2008

Total ownership equity (from statement of financial condition)	$	163,642,000
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		163,642,000
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		200,000,000
Other (deductions) or allowable credits (list)		—
Total capital and allowable subordinated liabilities		363,642,000
Deductions and/or changes:		
Total nonallowable assets from statement of financial condition		90,596,000
Additional charges for customers' and noncustomers' security accounts		—
Additional charges for customers' and noncustomers' commodity accounts		—
Aged fail-to-deliver:		22,857,000
Number of items 18		
Aged short security differences-less reserve of number of items		
Secured demand note deficiency		—
Commodity futures contracts and spot commodities proprietary capital charges		349,000
Other deductions and/or charges		59,539,000
Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		—
Total deductions and/or charges		(173,341,000)
Other additions and/or allowable credits (list)		—
Net capital before haircuts on securities positions		190,301,000
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments		—
Subordinated securities borrowings		—
Trading and investment securities:		
Bankers' acceptances, certificates of deposit and commercial paper		—
U.S. and Canadian government obligations		13,652,000
State and municipal government obligations		—
Corporate obligations		—
Stocks and warrants		187,000
Options		292,000
Arbitrage		—
Other securities		3,142,000
Undue concentration		—
Other		87,000
		(17,360,000)
Net capital	$	172,941,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

(Continued)

Schedule I

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

March 31, 2008

Computation of alternate net capital requirement:		
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	25,179,000
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		1,000,000
Net capital requirement		25,179,000
Excess net capital		147,762,000
Percentage of net capital to aggregate debits		14%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		14%
Net capital in excess of the greater of::		
5% of combined aggregate debit items or 120% of minimum net capital requirement	$	110,775,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

Schedule I

DAIWA SECURITIES AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Non-allowable Assets

March 31, 2008

Non-marketable securities	$	1,665,000
Receivable from brokers, dealers, and clearing organizations		1,402,000
Receivable from affiliates		2,567,000
Office furniture, equipment, and leasehold improvements		7,241,000
Exchange memberships		1,502,000
Other		76,219,000
Total non-allowable assets	$	90,596,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3

March 31, 2008

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	690,166,000
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		678,079,000
Credit balances in firm accounts which are attributable to principal sales to customers		216,000
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
** Market value of short security count differences over 30 calendar days old		—
** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		384,000
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other (list)		—
Total credits	$	1,368,845,000
Debit balances:		
** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note E, Exhibit A, Rule 15c3-3	$	851,421,000
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		63,445,000
Failed to deliver of customers' securities not older than 30 calendar days		314,056,000
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		—
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Other (list)		—
** Aggregate debit items		1,228,922,000
** Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(i))		(36,868,000)
** Total 15c3-3 debits	$	1,192,054,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

(Continued)

DAIWA SECURITIES AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3

March 31, 2008

Reserve computation:		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		176,791,000
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	$	162,000,000
Amount of deposit (or withdrawal)		28,000,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$	190,000,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

(Continued)

DAIWA SECURITIES AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation for Determination of PAIB
Reserve Requirements for Brokers–Dealers

March 31, 2008

Credit balances:		
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	531,000
Monies borrowed collateralized by securities carried for PAIB		—
Monies payable against PAIB securities loaned		—
PAIB securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to PAIB		—
Other (list)		—
Total PAIB credits		531,000
Debit balances:		
Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection		—
Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		—
Failed to deliver of PAIB securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation		—
for all option contracts written or purchased in PAIB accounts		—
Margin related to security futures products written, purchased or sold in PAIB accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Other (list)		—
Total PAIB debits	$	—
Reserve computation:		
Excess of total PAIB debits over total PAIB credits		—
Excess of total PAIB credits over total PAIB debits		531,000
Excess debits in customer reserve formula computation		—
PAIB reserve requirements		531,000
Amount held on deposit in "Reserve Bank Account(s)" at the end of		—
reporting period		3,000,000
Amount of deposit (or withdrawal)		—
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$	3,000,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

(Continued)

Schedule III

DAIWA SECURITIES AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3

March 31, 2008

Exemptive provisions:		
If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):		
$2,500 capital category as per Rule 15c3-1	$	—
"Special Account for the Exclusive Benefit of customers" maintained		—
All customer transactions cleared through another broker-dealer on a fully disclosed basis.		
Name of clearing firm ______________________		
Exempted by order of the Commission		—
Information of possession or control requirements under Rule 15c3-3:		
State the market valuation and the number of items of:		
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$	—
Number of items		—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D	$	—
Number of items		—
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	YES [X]	NO [ ]

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Computation of CFTC Minimum Net Capital Requirement

March 31, 2008

Net capital required:		
A. Risk-based requirement		
i. Amount of customer risk maintenance margin requirement	$	15,332,000
ii. Enter 8% of line A.i		1,227,000
iii. Amount of noncustomer risk maintenance margin requirement		4,636,000
iv. Enter 4% of line A.iii		185,000
v. Add lines A.ii and A.iv.		1,412,000
B. Minimum dollar amount requirement (enter $500,00 if a member of NFA)	$	500,000
C. Other NFA requirement	$	—
D. Minimum CFTC net capital requirement. Enter the greater of line A, B or C	$	1,412,000

Note: If amount on Line D is greater than minimum net capital requirement computed on Line 24 Schedule I page 1 then enter this greater amount on Line 24 Schedule I page 1. The greater of the amount required by SEC or CFTC is the minimum net capital requirement

CFTC early warning level	$	1,553,000

Note: If the minimum CFTC Net Capital Requirement computed on Line D is the:
(1) Risk based requirement, enter 110% of Line A or
(2) Minimum dollar amount requirement, enter 150% of line B or
(3) Other NFA requirement, enter 150% of Line C.

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

(Continued)

DAIWA SECURITIES AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

March 31, 2008

Segregation requirements (Section 4d(2) of the CEAct):	
Net ledger balance:	
Cash	$ 17,486,000
Securities (at market)	—
Net unrealized profit (loss) in open futures contracts traded on a contract market	289,000
Exchange traded options:	
Add market value of open option contracts purchased on a contract market	901,000
Deduct market value of open option contracts granted (sold) on a contract market	(968,000)
Net equity (deficit)	17,708,000
Accounts liquidating to a deficit and accounts with debit balances – gross amount	—
Less amount offset by customer owned securities	—
Amount required to be segregated	17,708,000
Funds in segregated accounts:	
Deposited in segregated funds bank accounts:	
Cash	353,000
Securities representing investments of customers' funds (at market)	9,300,000
Securities held for particular customers or option customers in lieu of cash (at market)	—
Margins on deposit with clearing organizations of contract markets:	
Cash	181,000
Securities representing investments of customers' funds (at market)	18,300,000
Securities held for particular customers or option customers in lieu of cash (at market)	—
Net settlement from (to) derivatives clearing organizations of contract markets	(270,000)
Exchange traded options:	
Value of open long option contracts	901,000
Value of open short option contracts	(968,000)
Net equities with other FCMs:	
Net liquidating equity	—
Securities representing investments of customers' funds (at market)	—
Securities held for particular customers or option customers in lieu of cash (at market)	—
Segregated funds on hand	—
Total amount in segregation	27,797,000
Excess (deficiency) funds in segregation	$ 10,089,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

(Continued)

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Segregation Requirements and Funds in Segregation
for Customers' Dealer Options Accounts

March 31, 2008

Amount required to be segregated in accordance with Commission regulation 32.6	$	—
Funds in segregated accounts:		
Cash		—
Securities (at market)		—
Total		—
Excess (deficiency) funds in segregation	$	—

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Secured Amounts and Funds Held in Separate Accounts
for Foreign Futures and Foreign Options Customers
Pursuant to Commission Regulation 30.7

March 31, 2008

Foreign futures and foreign options secured amounts – summary:

I. Check the appropriate box to identify the amount shown on line 1, below

[ ] Secured amounts in only U.S. – domiciled customers' accounts

[ ] Secured amounts in U.S. and foreign – domiciled customers' accounts

[X] Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder.

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

[ ] Yes If yes, explain the change below

[X] No

1. Amount to be set aside in separate Section 30.7 accounts	$	508,000
2. Total funds in separate section 30.7 accounts (Schedule IV page 29)		4,062,000
3. Excess (deficiency)	$	3,554,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

(Continued)

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Secured Amounts and Funds Held in Separate Accounts
for Foreign Futures and Foreign Options Customers
Pursuant to Commission Regulation 30.7

March 31, 2008

Funds deposited in separate regulation 30.7 accounts:		
Cash in banks:		
Banks located in the United States	$	989,000
		989,000
Securities:		
In safekeeping with banks located in the United States		800,000
		800,000
Equities with registered futures commission merchants		
Cash		1,000
Securities		—
Unrealized gain (loss) on open futures contracts		—
Value of long option contracts		—
Value of short option contracts		—
		1,000
Amounts held by members of foreign boards of trade:		
Cash		2,276,000
Securities		—
Unrealized gain (loss) on open futures contracts		(4,000)
Value of long option contracts		1,000
Value of short option contracts		(1,000)
		2,272,000
Total funds in separate section 30.7 accounts (Schedule IV page 28)	$	4,062,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 23, 2008.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder
Daiwa Securities America Inc.:

In planning and performing our audit of the financial statements of Daiwa Securities America Inc. (a New York corporation and a wholly owned subsidiary of Daiwa America Corporation) (the Company) as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2008, to meet the SEC's and CFTC's objectives.

KPMG

This report is intended solely for the information and use of the board of directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 27, 2008

END